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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                For Period Ended:----------------------------------------------
                / / Transition Report on Form 10-K
                / / Transition Report on Form 20-F
                / / Transition Report on Form 11-K
                / / Transition Report on Form 10-Q
                / / Transition Report on Form N-SAR
                For the Transition Period Ended:-------------------------------
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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
            N/A
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PART I -- REGISTRANT INFORMATION
Austins Steaks & Saloon, Inc.
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Full Name if Applicable
6940 "O" Street, Suite 336
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Address of Principal Executive Office (Street and Number)
Lincoln, Nebraska  68510
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City, State and Zip Code

PART II -- RULES 12b-26(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the timing and difficulty of the report process and auditor review the additional expense would be unreasonable.

                                          (ATTACH EXTRA SHEETS IF NEEDED)
                                                          SEC 1344 (6/84)

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PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Michael Brown                402              466-2333
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              (Name)               (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                             /X/ Yes      / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               /X/ Yes      / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                 See Part III
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                 Austins Steaks & Saloon, Inc.
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                   (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date  May 14, 1996             By: Michael Brown, Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statements is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________________ATTENTION_____________________________________
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 16 U.S.C.  1001).
_______________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant in registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 15(b) of Regulation S-T (Section 232.13(b) of this chapter).

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PART III

    The Registrant's Report on Form 10-Q for the three months ending March 31, 1996 was not filed on May 14, 1996 but will be filed on or before the fifth calendar day following May 14, 1996. The Registrant has discovered potential discrepancies with respect to its cash position at December 31, 1995 and is currently attempting to recreate year-end bank reconciliations to determine the nature and extent of the potential discrepancy. If the Registrant cannot reconcile the potential discrepancy, it will need to determine whether an appropriate charge is made to previously reported earnings and balance sheet items for the year ended December 31, 1995 which may cause a restatement of those numbers. Such a restatement would also effect the results currently computed for the three months ended March 31, 1996.